Exhibit 99.97

Bitzero Holdings Inc. Announces Application to List on Nasdaq

VANCOUVER, BC (May 7th, 2026) — Bitzero Holdings Inc. (CSE: BITZ.U) (OTCQB: BTZRF) (FSE: 000) ("Bitzero" or the "Company"), a provider of sustainable blockchain and high-performance compute (HPC) data center infrastructure, is pleased to announce that it has submitted an application to list on The Nasdaq Stock Market (“NASDAQ”) and is currently in the review process. The Company is seeking a listing on Nasdaq to strengthen its visibility among investors as part of its broader capital markets strategy, with the aim of increasing shareholder value. In connection with the proposed uplisting, the Company has applied to list its common shares (“Shares”) under the symbol “AIBZ”, subject to Nasdaq approval.

“Applying for a Nasdaq listing marks an important milestone in our company’s growth journey. We believe this step will broaden our access to global capital markets, increase our visibility within the investment community, and reinforce our commitment to transparency and long-term value creation,” said Bitzero’s Founder and CEO, Mohammed Bakhashwain. “We are excited about the opportunities this potential listing represents for our shareholders and stakeholders alike.”

The Company intends to file a registration statement on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed Nasdaq listing. The proposed listing of the Shares on Nasdaq is subject to Nasdaq approval of the Company’s listing application, the Company satisfying all applicable listing and regulatory requirements, and the Form 40-F registration statement becoming effective under the U.S. Securities Exchange Act of 1934, as amended. There can be no assurance that Nasdaq will approve the Company’s listing application or that the proposed listing will be completed. The Shares will continue to trade on the Canadian Securities Exchange under the symbol “BITZ.U”.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. operates four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Investor Relations Contact

Victoria Rutherford

480-625-5772

Victoria@adcap.ca

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are often identified by words such as “anticipate”, “expect”, “intend”, “plan”, “believe”, “estimate”, “project”, “potential”, “proposed”, “seek”, or variations of such words and similar expressions. Forward-looking information in this news release includes, but is not limited to, statements regarding: the proposed listing of the Shares on the Nasdaq Stock Market; the anticipated benefits of a Nasdaq listing, including strengthened visibility among investors, broader access to global capital markets, and increased shareholder value; the filing and effectiveness of the Form 40-F registration statement with the U.S. Securities and Exchange Commission; and the Company’s broader capital markets strategy.

Forward-looking information is based on certain assumptions made by management, including that: the Company will satisfy all applicable Nasdaq listing requirements; the Nasdaq will approve the Company’s listing application; the Form 40-F registration statement filed with the SEC will be declared effective; the Company will have adequate financial and operational resources to complete the listing process; market conditions will be favourable to the proposed listing; the Shares will continue to trade on the Canadian Securities Exchange; and there will be no material adverse changes in applicable laws or regulations.

Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied, including but not limited to: the Nasdaq may not approve the Company’s listing application; the SEC may not declare the Form 40-F registration statement effective or may require material amendments thereto; the Company may not satisfy all applicable Nasdaq listing and regulatory requirements; the costs of obtaining and maintaining a dual listing may exceed the Company’s expectations; changes in securities laws, stock exchange rules, or regulatory requirements in the United States or Canada; market conditions, including volatility in equity markets, may adversely affect the timing or viability of the proposed listing; currency fluctuations; the Company’s limited operating history as a publicly listed entity on a U.S. exchange; and general economic and market conditions. Additional risks and uncertainties are described in the Company’s continuous disclosure filings available on SEDAR+ at www.sedarplus.ca.